Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at April 30, 2014.

As at April 30, 2014
(in millions of Canadian dollars)
Subordinated Debt	3,965

Preferred Share Liabilities(1)	493

Total Equity
Preferred Shares(2)	2,115
Common Shares	12,071
Contributed Surplus	313
Retained Earnings	16,162
Accumulated Other Comprehensive Income	1,100

Total Shareholders’ Equity	31,761
Non-controlling Interest in Subsidiaries	1,071

Total Equity	32,832

Total Capitalization	37,290

Notes:

(1)	Preferred Shares classified under Liabilities consist of Class B Preferred Shares Series 27. For more information on the classification of Preferred Share Liabilities, please refer to Note 11 of the unaudited interim consolidated financial statements of Bank of Montreal for the quarter ended April 30, 2014.

(2)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 13, 14, 15, 16, 17, 18, 21, 23 and 25. For more information on the classification of Preferred Shares, please refer to Note 20 of the audited consolidated financial statements of Bank of Montreal for the year ended October 31, 2013.